Exhibit 99.78

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: HudBay Minerals Inc.

Fiscal year end date used to calculate capitalization:	December 31, 2009

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the issuer’s most recent fiscal year end	(i)
153,854,655

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.7(a)(ii)(A) and (B) of the Rule)	(ii)
9.3025

Market value of class or series	(i) X (ii) =	(A)
1,431,232,928

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)
N/A

Market value of other securities:
(See paragraph 2.7(b) of the Rule)
(Provide details of how value was determined)		(C)
N/A

(Repeat for each class or series of securities)		(D)
N/A

Capitalization
(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	1,431,232,928

Participation Fee		29,700.00
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

Late Fee, if applicable
(As determined under section 2.5 of the Rule)		N/A